Exhibit 12

SUPERVALU INC.
Ratio of Earnings to Fixed Charges
(unaudited)

	Third Quarter	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End
	November 30, 2002	February 23, 2002	February 24, 2001	February 26, 2000	February 27, 1999	February 28, 1998
	(In thousands, except ratios)
Earnings before income taxes	$90,726	$331,998	$139,590	$445,393	$316,261	$384,780
Less undistributed earnings of less than fifty percent owned affiliates	(8,737)	(13,450)	(9,429)	(6,605)	(5,943)	(7,388)

Earnings before income taxes	81,989	318,548	130,161	438,788	310,318	377,392
Interest expense	42,508	194,294	212,898	154,482	124,111	133,619
Interest on operating leases	12,778	35,971	29,047	23,838	18,574	18,010

Subtotal	137,275	548,813	372,106	617,108	453,003	529,021

Total fixed charges	$55,286	$230,265	$241,945	$178,320	$142,685	$151,629

Ratio of earnings to fixed charges	2.48	2.38	1.54	3.46	3.17	3.49